[redacted]

SECURI MISSION

10029870

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 3 1 2010
WASH, D.C.
193

OMB APPROVAL
OMB Number: 3235-0123 Expires: February 28, 2010 Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8-67194

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Kepler Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Lexington Avenue 28th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Yuen Na Chun (212) 509-7800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - if individual, state last, first, middle name)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

AFFIRMATION

I, Christopher Kerr Lavagnino, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Kepler Capital Markets, Inc. for the year ended December 31, 2009, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CEO, COO and CCO
Title

Subscribed and sworn to before me this 26 th day of March , 2010

AMY RIVERA-COLON
Notary Public, State of New York
No. 01RI6028066
Qualified in Nassau County
Commission Expires July 19, 2013

KEPLER CAPITAL MARKETS, INC.
(An Indirect Wholly Owned Subsidiary of
Kepler Capital Markets, S.A.)

Statement of Financial Condition

December 31, 2009

Index

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Board of Directors and the Stockholder of
Kepler Capital Markets, Inc.:

We have audited the accompanying statement of financial condition of Kepler Capital Markets, Inc. (the Company) as of December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Kepler Capital Markets, Inc. as of December 31, 2009 in conformity with U.S. generally accepted accounting principles.

KPMG LLP

March 26, 2010

KEPLER CAPITAL MARKETS, INC.
(An Indirect Wholly Owned Subsidiary of
Kepler Capital Markets, S.A.)

Statement of Financial Condition

As of December 31, 2009

Assets	
Cash	$ 4,087,964
Restricted cash	280,280
Fixed assets (net of accumulated depreciation of $785,362)	541,377
Due from broker	226,840
Accounts receivable	433,738
Prepaid expenses and other assets	233,716
Total assets	$ 5,803,915
Liabilities and Stockholder's Equity	
Due to Parent	$ 487,155
Due to affiliate	417,964
Deferred rent liability	126,238
Accrued expenses and other liabilities	2,128,325
	3,159,682
Subordinated loan	2,500,000
Common stock ($.01 par value; 1,000 shares authorized, 100 issued and outstanding)	1
Additional paid-in capital	5,999,999
Accumulated deficit	(5,855,767)
Total stockholder's equity	144,233
Total liabilities and stockholder's equity	$ 5,803,915

See accompanying notes to the Statement of Financial Condition.

1. Nature of Operations

Kepler Capital Markets, Inc. (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is a wholly owned subsidiary of Kepler Capital Markets, S.A. ("Kepler" or "Parent"), a French broker-dealer registered with the Banque de France. Kepler provides high quality independent equity research and execution services with branch offices and subsidiaries in Amsterdam, Frankfurt, Geneva, Madrid, Milan, New York, Paris and Zurich. The Parent also offers clients a Fixed Income riskless principal execution business with established teams in Paris, Geneva and New York.

The Company acts as a broker for North American institutional customers in the purchase and sales of foreign securities, US equities, American Depository Receipts ("ADR") and fixed income securities. The Company executes and clears foreign trades through the Parent. Clearing and settlement for the US equities, ADRs, and fixed income securities are settled and cleared on a fully disclosed basis through a US clearing firm; the Company currently clears through Pershing LLC. All equity transactions are accepted as agent and settled on a DVP/RVP basis. The Company does not perform proprietary trading and does not take risk and/or positions when executing orders on behalf of clients.

Kepler was founded in 1997 as the institutional brokerage division of Bank Julius Baer. The Kepler Equities brand was initially developed by the Parent's Paris office in February 2004. Additional Kepler offices were opened in Amsterdam, Frankfurt, Madrid, Milan and Zurich during the period between 1999 and 2003. The New York broker dealer and FINRA member firm was launched in June 2006. In December 2008, Kepler completed a management-led buy-out of its branch offices and subsidiaries from Landsbanki Islands hf. Today, Kepler is a 100% independent research-based broker dealer owned by management and staff.

2. Summary of Significant Accounting Policies

Basis of Presentation

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Translation of Foreign Currency

Purchases and sales of securities, and income and expenses that are denominated in other currencies are translated into US dollar amounts on the transaction date. Year end balances are translated at the year end rates.

(Continued)

Concentration of Credit Risk
The Company maintains substantially all of its cash balance at one major financial institution. However, the Company does not believe that these amounts are exposed to significant risk.

Fixed assets
Fixed assets are recorded at cost, net of accumulated depreciation and amortization, which is calculated on a straight-line basis over estimated useful lives of three to five years. Leasehold improvements are recorded at cost, net of accumulated amortization, which is calculated on a straight-line basis over the lesser of the lease term or the useful life.

Income Taxes
The Company's earnings are subject to applicable U.S. federal, state and local taxes. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

In accordance with accounting principles generally accepted in the United States of America, management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce net assets. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. It must be applied to all existing tax positions upon initial adoption and the cumulative effect, if any, is to be reported as an adjustment to net assets as of January 1, 2009. Based on its analysis, Management has determined that the adoption of this policy did not have a material impact on the Company's financial statements upon adoption. However, Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties, if assessed.

3. Regulatory Requirements

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 and has elected to compute its net capital requirements in accordance with the Alternative Net Capital Method. Under this alternative, net capital, as defined, shall not be less than $250,000. At December 31, 2009, the Company had net capital of $1,155,122 which exceeded the required net capital by $905,122.

(Continued)

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(i) and (ii).

4. Fixed assets

Fixed assets at December 31, 2009 consists of:

Furniture	$ 228,388
Equipment	501,078
Leasehold improvement	597,273
	1,326,739
Less: Accumulated depreciation and amortization	(785,362)
	$ 541,377

5. Commitments

The Company leases office space under a non-cancellable lease agreement which expires September 30, 2016. The future minimum annual base rent payments under this agreement are as follows:

Year Ending December 31,	Total Commitments
2010	$ 222,577
2011	232,078
2012	260,581
2013 onwards	977,178
	$ 1,692,414

The lease has provisions for escalations. The Company also has a restricted cash deposit of $280,280 relating to the lease. The Company has entered into an irrevocable standby letter of credit payable to the landlord in case of default on the lease agreement for which the restricted cash is being held as collateral.

Guaranteed Bonuses

In the ordinary course of business, the Company has entered into certain contractual agreements with its employees. For the year 2009, the Company is obligated to pay $650,000 in guaranteed bonuses to certain employees provided they remain in the Company's employment through December 31, 2010.

(Continued)

6. Related Party Transactions

Commission income is the result of trades made with U.S. and non-U.S. customers on behalf of affiliates.

During the year, the Company paid the Parent $3,874,879 related to execution and settlement. In addition, the Company paid the Parent $688,632 related to managerial, administrative and technology services.

The terms of any of these transactions may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

The Parent has provided the Company with a letter of support. The Parent has undertaken to provide additional capital, as may from time to time be required in order to meet the business requirements and regulatory reporting required of the Company through January 1, 2011.

7. Subordinated Loan

The Company has entered into a subordinated loan agreement with Landsbanki Islands hf in the amount of $2,500,000 at a fixed interest rate of 6.5% and maturing on April 11, 2011. For the year ended December 31, 2009, the interest expense was $162,500. At December 31, 2009, the accrued interest payable was $609,375. The loan was approved by FINRA to be treated as equity in computing net capital pursuant to the SEC's Uniform Net Capital Rule.

8. Due from Broker

Clearing and settlement for US equities, ADRs and fixed income securities are provided on a fully disclosed basis by a US broker pursuant to a clearance agreement. At December 31, 2009, the receivable from clearing broker represents deposits with the broker and commissions receivable earned as an introducing broker for the transactions of its customers. The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company.

9. Income Taxes

The Company provides for income taxes in accordance with the asset and liability method of accounting and recognizes deferred income taxes for the expected future tax consequences of differences in the book and tax basis of assets and liabilities.

At December 31, 2009, the deferred tax assets of $2,550,369 were composed of temporary differences primarily due to net operating loss carryforward and related party interest expense payable. The Company also has deferred tax liabilities of $88,544. Management has recorded a full valuation allowance of $2,461,825 against its net deferred tax assets as management believes it is more likely than not that the deferred assets will not be realized.

(Continued)

The difference between the statutory rate of 35% and the effective rate of 0.24% for 2009 is primarily due to state and local taxes, net of federal benefit and due to a change in the deferred tax asset valuation allowance during the year.

The Company has not reported any unrecognized tax benefits for the year ended December 13, 2009.

At December 31, 2009, the Company has U.S. Federal net operating loss carryforward of approximately $1,700,240 which begin to expire in 2025.

The Company remains open to Federal, New York State and New York City examinations for the fiscal years December 31, 2006 and forward.

10. Off Balance Sheet Risks

In the normal course of business, the Company executes, as agent, transactions on behalf of its customers where the risk of potential loss due to market fluctuations (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transactions. Should a counterparty not fulfill its obligations in any of these transactions, the Company may be required to buy or sell the securities at prevailing market prices in the future.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each customer and/or other counterparty with which it conducts business.

11. Subsequent Events

The Company has evaluated subsequent events through March 26, 2010, the date the financial statements were available to be issued. The Company believes that there are no subsequent events requiring further disclosure.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

To the Board of Directors and the Shareholder of
Kepler Capital Markets, Inc.

In planning and performing our audit of the financial statements of Kepler Capital Markets, Inc (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

March 26, 2010

KPMG

KEPLER CAPITAL MARKETS, INC.

(An Indirect Wholly Owned Subsidiary of
Kepler Capital Markets, S.A.)

Statement of Financial Condition

December 31, 2009

(With Report of Independent Registered Public
Accounting Firm Thereon)

KPMG

KEPLER CAPITAL MARKETS, INC.

Securities Investor Protection Corporation (SIPC)
Form SIPC-7T

December 31, 2009

(With Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Thereon)

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Kepler Capital Markets, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Kepler Capital Markets, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC (the specified parties), solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective Company's cash disbursement records, noting no differences;

2. Compared the Total revenue reported on the Company's audited financial statements attached to Form X-17A-5 Part III for the year ended December 31, 2009 (less) Total revenue reported on the Company's FOCUS Report for the period of January 1, 2009 to March 31, 2009, to the Total revenue reported on Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, and noted the no differences;

3. Compared the adjustments reported in Form SIPC-7T with supporting schedules and workpapers. Specifically, we compared:

    a. the Deduction entitled "Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions" in SIPC-7T line 2c (3), to a schedule provided by management that agreed to the Company's accounting records for the period of April 1, 2009 to December 31, 2009, and noted no differences;

    b. the Deduction entitled "Other revenue not related either directly or indirectly to the securities business" in SIPC-7T line 2c(8), to a schedule provided by management that agreed to the Company's accounting records for the period of April 1, 2009 to December 31, 2009, and noted no differences.

KPMG

4. Proved the arithmetical accuracy of the "General Assessment" line 2e by adding "Total revenue," "Additions" and "Deductions" to arrive at the "SIPC Net Operating Revenues" on line 2d and multiplied it by the assessment fee of .0025, noting no differences; and

5. Agreed the total of payments to SPIC related to the period April 1, 2009 to December 31, 2009 to the "General Assessment" amount reported on SIPC-7 and noted no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

March 26, 2010

Kepler Capital Markets, Inc.
Schedule of Transitional Assessment Reconciliation
Period From April 1, 2009 to December 31, 2009

Total revenue	$	7,734,336
Additions:		
N/A		
Deductions:		
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions		(21,598)
Other revenue not related either directly or indirectly to the securities business		(412)
Total deductions		(22,010)
SIPC Net Operating Revenues		7,712,325
General Assessment @ .0025		19,281
Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4		(4,510)
Less prior overpayment applied		-
Assessment balance due or (overpayment)	$	14,771
Initial assessment balance paid		(7, 430)
Assessment balance to be paid		7,341
Interest to be paid (26 days overdue at 20% per annum)		106
Assessment balance plus interest to be paid	$	7,447